UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Company Update Notification Re Minimum Bid Price dated 17 January 2025

Press Release

17 January 2025
Argo Blockchain plc

("Argo" or "the Company")

Argo Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), announces today that it has received written notification (the "Notification Letter") from the Nasdaq Stock Market LLC Listing Qualifications Department ("Nasdaq") that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5450(a)(1) since the closing bid price for the Company's American Depositary Shares ("ADS") listed on the Nasdaq Global Select Market was below $1.00 for 30 consecutive business days.

In accordance with Listing Rule 5810(c)(3)(A), the Company has until 15 July 2025, to regain compliance with the minimum bid price requirement, during which time the ADSs are expected to continue to trade on the Nasdaq Global Select Market. If at any time before 15 July 2025, the bid price of the ADSs closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement and will consider such deficiency matters closed.

The Notification Letter does not affect the Company's business operations, and it does not affect the Company's listing on the London Stock Exchange.

The Company intends to monitor the bid price of its ADSs between now and 15 July 2025, and to evaluate all available options to resolve the deficiency and regain compliance with Nasdaq Rule 5450(a)(1).

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 January, 2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer